October 5, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

IMA Tech Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed September 11, 2023
File No. 333-273283

Ladies and Gentlemen:

We are submitting this letter on behalf of IMA Tech Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 22, 2023 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-273283) filed with the Commission on September 11, 2023 (the “Amendment No. 1 to Registration Statement on Form S-1”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Amendment No. 1 on Registration Statement on Form S-1

Prospectus Summary, page 8

1. Your revised disclosure provides that you have developed your business plan and business-model of your company. Describe in meaningful detail the elements of your business plan.

Response:

In response to the Staff’s comment, the Company has disclosed the information.

Our company's business model centers on developing and operating a website…, page 9

Our Company, page 9

2. Refer to prior comment 2. We note you refer to your "proprietary AI models" that have been created "through a process of instruction leveraging the LFW Dataset and neural networks." Please briefly describe the development process and the functions and capabilities of the proprietary AI models and explain how the open-source material is integrated into your proprietary models to make them your own. Explain how these models are used to produce digital avatars, including any impact and efficiencies these networks have on the production of digital avatars. Finally, to the extent these proprietary AI models have not yet been developed, clearly disclose that the products are aspirational in nature and may never be developed.

Response:

In response to the Staff’s comment, the Company has disclosed the information.

Our AI models have been developed iteratively using …, page 9

Emerging Growth Status, page 26

3. In your revised disclosures in response to prior comment 4 you state that an emerging growth company "can" take advantage of the extended transition period for complying with new and revised accounting standards. Please revise to disclose, if true, that the company has elected to use this extended transition provision. Additionally, revise the related risk factor on page 11 to disclose that you intend to use the extended transition period and disclose that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The Company has not opted to take advantage of the extended transition period. The Company has revised the statement.

As an “emerging growth company” under the JOBS Act …, page 12

Sincerely,

/s/ Liliia Havrykh